Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the calculation of the Ratio of Earnings to Fixed Charges and the Ratio of Earning to Fixed Charges and Preferred Dividends of Merge Healthcare Incorporated for the periods indicated:

(in thousands, except for ratios)	Nine Months Ended September 30,	Year ended December 31,
	2011	2010	2009	2008	2007	2006
Rental expense	$2,145	$2,031	$1,420	$1,877	$2,052	$1,389

Imputed interest on rental expense(1)	493	467	327	432	472	319
Interest expense	21,120	17,218	2,716	1,750	89	67

Total fixed charges	$21,613	$17,685	$3,043	$2,182	$561	$386

Preferred dividends	3,153	19,076

Gross up to pretax based on effective tax rate(2)	3,153	41,651

Total fixed charges plus preferred dividends	$24,766	$59,336

Earnings
Pre-tax income (loss) from continuing operations	(1,658)	(25,162)	150	(23,743)	(171,808)	(249,473)
Add: Fixed charges (interest expense)	21,613	17,685	3,043	2,182	561	386

	$19,955	$(7,477)	$3,193	$(21,561)	$(171,247)	$(249,087)

Ratio of Earnings to Fixed Charges	N/A	N/A	1.0	N/A	N/A	N/A
Dollar amount of deficiency	$(1,658)	$(25,162)	NA	$(23,743)	$(171,808)	$(249,473)

Ratio of Earnings to Fixed Charges and Preferred Dividends	N/A	N/A	N/A	N/A	N/A	N/A
Dollar amount of deficiency	$(4,811)	$(66,813)	N/A	N/A	N/A	N/A

(1)	Assumes that the interest component of rental expense is 23.0% of total rental expense based on net present value analysis.
(2)	Pre-tax earnings required to pay the preferred dividends using the effective tax rates of (0.0%) and 54.2% for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively.